LAW OFFICES OF
GARY L. BLUM
3278 WILSHIRE BOULEVARD
SUITE 603
LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM	TELEPHONE: (213) 381-7450
EMAIL: gblum@gblumlaw.com	FACSIMILE: (213) 384-1035

May 6, 2014

Ms. Mara Ransom
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:          Frozen Food Gift Group, Inc.
Response to comment letter dated April 15, 2014
Form 8-K
Filed March 28, 2014
File No. 000-54597

Dear Ms. Ransom:

Below is our initial response to the substance of your comment letter dated April 15, 2014.

We do not believe that Frozen Food Gift Group, Inc. (“FROZ” or “Company”) was a shell company prior to the transaction described in its Form 8-K filed on March 28, 2014.

Rule 12b-2 defines a shell company as  “….. a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB that has:
(1) No or nominal operations; and
(2) Either
(i) No or nominal assets,
(ii) Assets consisting solely of cash and cash equivalents, or
(iii) Assets consisting of any amount of cash and cash equivalents and nominal assets.”

Your comments cite the Form 10-Q for the fiscal quarter ended September 30, 2013 as evidence that FROZ was a shell company prior to the reported transaction. Although we do not concede that FROZ meets the description of a shell company as outlined in part (2) of the above definition, we hope initially to establish that FROZ had sufficient ongoing operations during that fiscal period (and, subsequently, prior to the reported transaction) such that FROZ should not be deemed a shell company.

As examples of the continuing non-nominal operations of FROZ during and around the cited period, we note the following:

1] On July 1, 2013, the Company issued a convertible promissory note in the amount of $12,000. The Company is to pay the principal amounts plus 10% interest on July 1, 2014, to the extent such principal amount and interest has not been repaid or converted into the Company's Common Stock. (from Form 8-K filed July 8, 2013)

2] On August 8, 2013, the Company issued a convertible promissory note in the amount of $11,273. The Company is to pay the principal amounts plus 10% interest on August 8, 2014, to the extent such principal amount and interest has not been repaid or converted into the Company's Common Stock. (from Form 8-K filed August 12, 2013)

3] On October 1, 2013, the Company entered into a Royalty Agreement with Global Specialty Products, Inc. (“Global”) whereby the Company and Global each provided services for the marketing and sale of micro roaster products.

4] On October 9, 2013, the Company issued a convertible promissory note in the amount of $23,500. The Company is to pay the principal amount plus 10% interest on October 9, 2014, to the extent such principal amount and interest has not been repaid or converted into the Company's Common Stock. (from Form 8-K filed September 16, 2013)

5] Miami Ice Machine Company – On February 22, 2013, Frozen Food Gift Group entered into a Definitive Purchase Agreement with Miami Ice Machine Company for $880,000 in restricted common stock.  The initial payment of 21,600,000 shares of restricted common stock was issued shortly afterwards.   On August 30, 2013, the Company received notice from one of the two prior owners, Mr. Jeffrey Saltzman, via his attorney, that states he believes he believes the Purchase Agreement is in dispute, and would like to enter into mediation to rescind the Agreement and negotiate a settlement.  On September 6, 2013, the Company responded that it disagrees with Mr. Saltzman’s assertion, and did not agree to the mediation or settlement.  Because the Company has not been able to fully audit Miami Ice Machine, the Company has not recorded or recognized any financial data such as revenues, gross profits or expenses directly relating to the operations of Miami Ice Machine Company.  The company has recorded the shares as issued thus far, and will seek return of these shares if agreement cannot be reached. As of September 30, 2013, the Purchase Agreement is still in dispute and ongoing efforts are being made to resolve the issue. (from Form 10-Q for quarter ended 9-30-13, filed November 19, 2013)

The above examples show that FROZ was continually working to finance and implement its operations (i.e., its operations were non-nominal) in and around the fiscal period cited. Also, the Miami Ice Machine Company agreement (see example 5] above) particularly evidences the Company’s intentions of substantially expanding its business operations into a related business area (frozen foods and other frozen products) during and around this period.

Finally, FROZ has been a “startup” development company with a limited operating history since its inception, which period is clearly exempted from the definition of “shell company” by the Securities and Exchange Commission according to footnote 172 of its Release No. 33-8869:  “…we believe that such a company does not meet the condition of having “no or nominal operations.”

CONCLUSION

In analyzing the Company’s public filings with the Commission, along with discussions with its management, the Company has maintained its original business model since its incorporation through the transaction described in its Form 8-K filed on March 28, 2014, and it does not appear to have ever intended to be a shell company issuer. Review of its filings indicates that it has always been pursuing and operating an actual business. FROZ has maintained its business operations in a manner that appear to be inconsistent with the definition of a “shell company” issuer.

We are willing, upon request, to provide affidavits from the FROZ management to further address the above arguments.

Sincerely yours,

/s/ Gary L. Blum
Law Offices of Gary L. Blum

cc: Troy A. Covey - President
cc: William Maher – V.P. Corporate Affairs